SUB-ITEM 77I

The Thomas White International Fund and the Thomas White Emerging Markets Fund issued three additional classes of shares on August 31, 2012, the Class I shares, Class A shares and Class C shares and renamed the initial class as Investor Class shares.  The Class A shares and Class C shares are subject to a distribution and service (12b-1) fee of 0.25% and 1.00%, respectively.  The Thomas White American Opportunities Fund renamed the initial class as Investor Class shares on August 31, 2012.